UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED AUG 29 2002 WASH. D.C. 180 SECTION

02022979

Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48402

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Proactive Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Hawk Ridge Circle
(No. and Street)

Lake St. Louis, (City) Missouri (State) 63366-4240 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey J. Unterreiner 636-561-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

King, Thomas B. CPA
(Name – *if individual, state last, first, middle name*)

16655 Chesterfield Airport Road, Chesterfield, MO 63017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 11 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jeffrey J. Unterreiner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Proactive Financial Services, Inc., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"NOTARY SEAL"
Linda Smith-Vandenberghe, Notary Public
St. Charles County, State of Missouri
My Commission Expires 11/5/2004

Signature

President
Title

Linda Smith-Vandenberghe
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Supplementary Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

THOMAS B. KING, CPA
16655 CHESTERFIELD AIRPORT ROAD
CHESTERFIELD, MO 63017
636-537-5802

Independent Auditor's Report

The Board of Directors and Stockholders
Proactive Financial Services, Inc.

I have audited the accompanying statement of financial condition of Proactive Financial Services, Inc. as of June 30, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the twelve months then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Proactive Financial Services, Inc. at June 30, 2002, and the results of its operations and its cash flows for the twelve months then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Thomas B. King

Thomas B. King, CPA

Chesterfield, Missouri
August 27, 2002

PROACTIVE FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2002

Assets

Cash	$ 20,249
Due from Proactive Asset Allocation Funds	20,072
Other commissions receivable	14,015
Trading securities at fair value	64,057
NASD warrants at cost	20,100
Prepaid commissions	1,080
Deposit with correspondent broker	19,691
Prepaid expenses	4,223
Deferred income tax benefit	17,745
	$ 181,232

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable	$ 8,116
Commissions payable to C. Martin Unterreiner	13,174
Due to Jeffrey J. Unterreiner	9,627
Income taxes currently payable	6,491
Due to Security Research Associates	19,091
	56,499
Stockholders' equity:	
Common stock, $1 par value	
Authorized - 30,000 shares	
Issued and outstanding - 29,000 shares	29,000
Additional paid-in capital	85,000
Retained earnings	10,733
	124,733
	$ 181,232

The accompanying notes are an integral part of these financial statements.

PROACTIVE FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
TWELVE MONTHS ENDED JUNE 30, 2002

Revenue:	
Commissions	$ 304,636
Interest and dividends	235
Capital gains from securities sold	4,801
Miscellaneous income	1,181
Net increase in market value of securities	23,782
	334,635
Expenses:	
Employee compensation and benefits	24,000
Commissions and brokerage	212,656
Capital loss from securities sold	58,083
Other	31,628
	326,367
Income before income tax expense	8,268
Income taxes:	
Current	6,491
Decrease in deferred tax benefit	4,037
	10,528
Net loss	$ (2,260)

The accompanying notes are an integral part
of these financial statements.

PROACTIVE FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
TWELVE MONTHS ENDED JUNE 30, 2002

	Common Stock		Paid-in	Retained Earnings	
	Shares	Amount	Capital	(Deficit)	Total
Balance, June 30, 2001	29,000	$29,000	$60,000	$12,993	$101,993
Additional paid-in capital			25,000		25,000
Net loss				(2,260)	(2,260)
Balance, June 30, 2002	29,000	$29,000	$85,000	$10,733	$124,733

The accompanying notes are an integral part
of these financial statements.

PROACTIVE FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
TWELVE MONTHS ENDED JUNE 30, 2002

Cash flows from operating activities:	
Net loss	$ (2,260)
Adjustments:	
Purchase of trading securities	(29,782)
Sale of trading securities	133,083
Increase in net unrealized holding gains on trading securities	(24,327)
(Increase) decrease in:	
Due from Proactive Money Management, Inc.	45
Due from Proactive Asset Allocation Funds	25,826
Other commissions receivable	(14,015)
Prepaid commissions	5,282
Deferred tax benefit	4,037
Deposit with correspondent broker	(1,431)
Decrease in prepaid expenses	2,771
Increase (decrease) in:	
Accounts payable	(8,107)
Accrued commissions	(5,201)
Unearned commissions	(112,425)
Income taxes currently payable	(4,395)
Due to Security Research Associates	9,531
Additional paid-in capital	25,000
Net cash provided (used) by operating activities	3,632
Net increase (decrease) in cash	3,632
Cash, beginning	16,617
Cash, ending	$ 20,249

The accompanying notes are an integral part
of these financial statements.

PROACTIVE FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

History and Activity

Proactive Financial Services, Inc. (the Company) was incorporated on October 19, 1994, in the State of Missouri.

The Company is doing business as a registered investment advisor and as a securities broker dealer.

Proactive Financial Services, Inc. was approved for membership in the National Association of Securities Dealers on December 12, 1995. The Company has entered into a Fully Disclosed Clearing Agreement with a carrying broker, which is responsible for complying with all regulatory requirements related to carrying customers' accounts.

Security Transactions

Securities transactions and related revenue and expenses are recorded on a settlement date basis which does not differ materially from a trade date basis. Average cost is used to determine the basis of trading securities.

Cash and Cash Equivalents

The Company considers investments with an original maturity of three months or less to be cash equivalents.

2. Related-Party Transactions

The Company receives office space rent-free from Proactive Money Management, Inc. Also, the Company leases employees from Proactive Money Management, Inc. and paid $24,000 for these services during the year ended June 30, 2002. Proactive Money Management, Inc. is also a subsidiary of Securities Research Associates. The President of the Company is a shareholder of Securities Research Associates, Inc.

3. The Proactive Asset Allocation Funds

The Proactive Asset Allocation Funds (the Fund) was formed in 1996, and is registered under the Investment Company Act of 1940 as a nondiversified open-end management investment company. The President of the Company is an officer and a trustee of the Fund.

The Company provides the Fund with distribution services. For such services, the Company receives a fee based upon the average daily value of the Fund's net assets at the following annual rates: 0.75% 12(b)1 distribution fees and 0.25% service fees. For the twelve months ended June 30, 2002, these fees totaled $94,553.

4. Income Taxes

Components of current tax liability/deferred benefit for the twelve months ended June 30, 2002, are as follows:

Current tax liability:	
Federal	$ 4,602
State	1,889
	$ 6,491

	Federal	State	Total
Deferred tax benefit - June 30, 2001	$ 16,772	$ 5,010	$ 21,782
Increase/(decrease) in deferred income tax benefit	(1,101)	447	(654)
Increase in valuation allowance	(3,383)		(3,383)
Deferred tax benefit - June 30, 2002	$ 12,288	$ 5,457	$17,745

Income taxes are provided based on the asset and liability method of accounting pursuant to Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Deferred income taxes are provided for capital losses and the expected future tax consequences of significant temporary differences between the basis of assets and liabilities reported for financial and tax purposes.

The income tax liability of Proactive Financial Services, Inc. for the year June 30, 2002, was paid by Security Research Associates, Inc.

Proactive Financial Services, Inc. has $53,282 of capital losses carryforward which will expire June 30, 2007.

PROACTIVE FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

5. Net Capital Requirements

The Company is subject to the net capital rules (Rule 15c3-1) of the Securities and Exchange Commission. These rules prohibit a broker-dealer from engaging in any securities transaction at a time when its ratio of "aggregate indebtedness" to "net capital", as those terms are defined by the rules, exceeds 15 to 1. At June 30, 2002, the Company's net capital and required net capital were $70,864 and $5,000, respectively, and its ratio of aggregate indebtedness to net capital was 1 to 1.26.

6. Consolidation

On July 1, 1997, Proactive Financial Services, Inc. became a wholly-owned subsidiary of Security Research Associates, Inc. d/b/a Proactive Asset Management, Inc. For periods subsequent to July 1, 1997, the Company will be included in consolidated tax returns of Security Research Associates, Inc. The Company records its share of consolidated income tax expense and deferred income tax benefit on a separate return basis.

SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17A-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

PROACTIVE FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1

JUNE 30, 2002

Net capital:	
Stockholders' equity	$ 124,733
Deductions	-
Stockholders' equity qualified for net capital	124,733
Additions	-
Total capital and allowable subordinated liabilities	124,733
Less nonallowable assets, net of related liabilities	23,861
Net capital before haircuts on securities positions	100,872
Less haircuts on trading and investment securities pursuant to Rule 15c3-1	30,008
Net capital	70,864
Less net capital requirement	5,000
Net capital in excess of requirement	$ 65,864
Aggregate indebtedness:	
Total liabilities	$ 56,499
Less required deposits in special reserve bank accounts	-
Total aggregate indebtedness	$ 56,499
Ratio of aggregate indebtedness to net capital	1 to 1.26

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of June 30, 2002:

Net capital as reported in Company's Part IIA Unaudited)	$ 77,141
Net audit adjustments*	(6,277)
Net capital per above	$ 70,864

*Detail of audit adjustments to liabilities at June 30, 2002:	
Additional accounts receivable - commission income	$ 214
Additional amount owed to Security Research Associates, Inc. for consolidated income tax liability for the year ended June 30, 2001	(10,886)
Income tax liability adjustment for the year ended June 30, 2002	4,395
Total	$ (6,277)

PROACTIVE FINANCIAL SERVICES, INC.

EXEMPTION FROM RULE 15c3-3

TWELVE MONTHS ENDED JUNE 30, 2002

Proactive Financial Services, Inc. is exempt from Rule 15c3-3 under Section (k) (2) (ii).

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT
ON THE INTERNAL CONTROL STRUCTURE

THOMAS B. KING, CPA
16655 CHESTERFIELD AIRPORT ROAD
CHESTERFIELD, MO 63017
636-537-5802

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON THE INTERNAL CONTROL STRUCTURE

The Board of Directors and Stockholders
Proactive Financial Services, Inc.

In planning and performing my audit of the financial statements of Proactive Financial Services, Inc. for the twelve months ended June 30, 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine the auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design or operation may deteriorate.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT
ON THE INTERNAL CONTROL STRUCTURE

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Thomas B. King

Thomas B. King, CPA

Chesterfield, Missouri
August 27, 2002

PROACTIVE FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
WITH
INDEPENDENT AUDITOR'S REPORT

TWELVE MONTHS ENDED JUNE 30, 2002

THOMAS B. KING, CPA
16655 CHESTERFIELD AIRPORT ROAD
CHESTERFIELD, MO 63017
636-537-5802